July 11, 2011

VIA EDGAR

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Forum Funds:
ICICI India Dynamic Fund
(File Nos. 811-03023 and 2-67052)

Dear Ms. Browning:

On October 5, 2010, Forum Funds (the “Registrant”) filed Post-Effective Amendment No. 294 (“PEA 294”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to register with the SEC the ICICI India Dynamic Fund (the “Fund”), a new series of the Registrant (accession number 0000898432-10-001311).

Following below is a summary of the comments you provided via telephone on Thursday, December 2, 2010 regarding PEA 294 and the Registrant’s responses to the comments.  Defined terms used below have the same meanings as in the Fund’s prospectus included in PEA 294.  The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below are anticipated filed the week of July 18, 2011 pursuant to Rule 485(b) under Regulation C under the Securities Act of 1933 Act.

PROSPECTUS

1.    COMMENT:  In the introduction to the Fee Table under “Fees and Expenses” on page one of the Prospectus, please also refer to the section of the SAI that discusses information regarding sales charge discounts.

RESPONSE:  Item 3 of Form N-1A requires that the introduction to the Fee Table includes narrative information regarding sales charge discounts and references sections of the prospectus and statement of additional information where additional information regarding such discounts may be found.  Instruction 1(b) to Item 3 states that a Fund may modify the narrative explanation.  Accordingly, the Registrant has modified the introduction to the Fee Table to exclude the reference to the statement of additional information because all applicable disclosure regarding sales charge reductions is included in the Fund’s prospectus and no additional disclosure is included in the SAI.  The Registrant respectfully notes that Item 23(a) of Form N-1A requires that information regarding sales charge discounts be included in the SAI to the

U.S. Securities and Exchange Commission
July 11, 2011

extent such information is not described in the prospectus.  Therefore, the Registrant respectfully declines the Staff’s comment.

2.    COMMENT:  In the Fee Table under “Fees and Expenses” on page one of the Prospectus, please revise the “Maximum Contingent Deferred Sales Charge Load” line item per Item 3 of Form N-1A and confirm that the captions of the line items in the Fee Table otherwise comply with Item 3 of Form N-1A.

RESPONSE:  Registrant has deleted the term “Contingent” from the “Maximum Contingent Deferred Sales Charge (Load)” caption and confirms that the captions of the line items in the Fee Table comply with Item 3 of Form N-1A.

3.     COMMENT:  Please complete the Fee Table by providing values for all applicable line items.

RESPONSE:  Registrant has provided values for all applicable line items in the Fee Table.

4.    COMMENT:  In footnote three to the Fee Table on page one of the Prospectus, please revise the second sentence to indicate that the Expense Cap may “only” be changed or eliminated with the consent of the Board of Trustees.  Also, please insert the period for which the Expense Cap will apply.

      RESPONSE:  Registrant has revised footnote three.

5.    COMMENT:  In the Expense Example on page two of the Prospectus, please revise the caption preceding the second table, which provides expense information for Class C Shares assuming no redemption of shares, per Item 3 of Form N-1A.

          RESPONSE:  Registrant has revised the caption preceding the second expense example.

6.    COMMENT:  The first sentence under “Principal Investment Strategies” on page two of the Prospectus states that the Fund will “actively” invest in “equity and equity related securities.”  Please explain the meaning of “actively” or delete the adjective if it is superfluous, consistent with Plain English principles.

          RESPONSE:  The Registrant has deleted “actively” from the above referenced disclosure.

7.    COMMENT:  Under “Principal Investment Strategies” on page two of the Prospectus, please disclose the types of “equity” and “equity related securities” in which the Fund may invest.

U.S. Securities and Exchange Commission
July 11, 2011

          RESPONSE:  Registrant has revised the applicable disclosure.

8.    COMMENT:  Under “Principal Investment Strategies” on page two of the Prospectus, the second sentence states that the Fund will use a derivatives strategy to “generate alpha” and “protect the downside” for investors.  Please explain these terms in Plain English.

RESPONSE: “Generating Alpha” refers to achieving returns over and above the Fund’s benchmark after adjusting for the Fund’s risk exposure.  “Protecting the downside” refers to using investment strategies that are intended to protect the returns of investors by offsetting market declines.  The Fund has revised the above referenced disclosure to indicate that the Fund uses a derivative strategy to “enhance the Fund’s performance” and “offset the effects of market declines.”

9.     COMMENT:  Under “Principal Investment Strategies” on page two of the Prospectus, please list each type of derivative instrument in which the Fund will invest, explain in Plain English how derivatives will be used and provide the attendant risks for each type of derivative instrument under “Principal Investment Risks.”

           RESPONSE: The Registrant has revised the “Principal Investment Strategies” and “Principal Investment Risks” sections.

10.    COMMENT:  Under “Principal Investment Strategies” on page two of the Prospectus, the third sentence states that the Fund may make certain investments for “defensive considerations.”  Please disclose in Plain English the meaning of “defensive considerations.”

RESPONSE: The Registrant has revised the reference to “defensive considerations” to clarify that the Fund may make certain investments for temporary defensive purposes in response to adverse market, economic, political or other considerations.

11.     COMMENT:  In the “Principal Investment Strategies” section of the Prospectus, please state what actions the Fund will take if an investment grade debt security is downgraded.

 RESPONSE:  The Fund will continue to hold debt securities that have been downgraded below investment grade and has included disclosure to this effect in the “Principal Investment Strategies” section.

12.    COMMENT:  With respect to the Fund’s investments in the Mauritius “Sub-Account” please explain supplementally: (a)  the Fund’s authority to invest in the Sub-Account; and (b) whether the fees of the Sub-Account are passed to the shareholders of the Fund or whether such fees are paid out of the Adviser’s legitimate profits.  If the fees of the Sub-Account are passed to the Fund’s shareholders, please explain whether such fees are included under “Other Expenses” in the Fee Table.  The Staff may have additional comments depending on the information it receives from the Registrant in response to this comment.

U.S. Securities and Exchange Commission
July 11, 2011

 RESPONSE:  (a) The Fund’s investments in Indian equity securities through the Sub-Account, which is a wholly owned subsidiary of the Fund, is based substantially on previous no-action relief granted to the South Asia Portfolio (South Asia Portfolio (Mar. 12, 1997)) and is substantially similar to the structure that is currently used by the Franklin Templeton India Growth Fund, a series of the Franklin Templeton International Trust and the Alps/Kotak India Growth Fund, a series of Financial Investors Trust.  (b)  The management fee paid by the Fund includes the Adviser’s services on behalf of the Fund and the Sub-Account.  Administrative fees and expenses incurred in Mauritius (for organization and maintenance of the Sub-Account) will be paid by the Fund and are included under “Other Expenses” in the Fee Table.  Although there will be some administrative expenses incurred in Mauritius, investing through the Sub-Account is expected to result in a substantial net savings for Fund shareholders because of the reduction in Indian taxes.

13.            COMMENT:  In the “Principal Investment Strategies” and “Principal Investment Risks” sections of the Prospectus, please revise the disclosure regarding the “Sub-Account” to disclose in Plain English: (a) the structure of the Sub-Account and its relationship to the Fund; and (2) the attendant risks to shareholders of investing in the Sub-Account.

 RESPONSE:  The Registrant has revised the applicable disclosure.

14.    COMMENT:  In the “Principal Investment Risks” section, please revise the “Debt Securities Risk” paragraph to state what actions the Fund will take if an investment grade debt security is downgraded and provide junk bond disclosure if the Fund will invest in lower rated debt securities.

  RESPONSE: The Registrant has revised the “Debt Securities Risk” disclosure.

15.     COMMENT:  In the “Principal Investment Risks” section, please consider revising the “Equity Risk” paragraph to reflect the risks of each type of equity security in which the Fund will invest.

   RESPONSE:  The Registrant has revised “Equity Risk” to reflect the risks associated with each type of equity security in which the Fund may invest.

16.     COMMENT:  Please conform the disclosure under “Payments to Broker-Dealers and Other Financial Intermediaries” on page six of the prospectus to Item 8 under Form N-1A.

RESPONSE:  The Registrant has revised the applicable disclosure by deleting the definition of “broker-dealer or other financial intermediary” as “Financial Intermediary” and lower casing references to financial intermediary in its Item 8 disclosure.

17.     COMMENT:  Please confirm that all principal investment strategies and the principal investment risks associated with those strategies are disclosed.

U.S. Securities and Exchange Commission
July 11, 2011

RESPONSE:  Registrant has confirmed that the principal strategies and principal investment risks are disclosed.

18.     COMMENT:  Please confirm that the first bullet point on page seven of the Prospectus concerning “equity and equity related securities” discloses all equity and equity related securities in which the Fund may invest.

RESPONSE:  The Registrant confirms that the first bullet point on page seven of the Prospectus discloses all equity and equity related securities in which the Fund may invest.

19.     COMMENT:  The Staff objects to equivocal language (e.g., “including,” “such as,” etc.) in the disclosure.  Please remove such language.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment, where practicable.  Registrant respectfully declines to delete all such language because the disclosure must provide the Adviser with sufficient flexibility to manage the Fund for the next year given the “evergreen” nature of the Fund’s registration statement.

20.    COMMENT:  Please revise the fifth bullet point on page eight of the Prospectus with respect to “Indian fixed income securities” to disclose the types of Indian fixed income securities the Fund will invest in and the credit quality ratings of such investments.

  RESPONSE:  The Registrant has revised the applicable disclosure.

21.     COMMENT:  Please discuss supplementally whether the instruments listed under the eighth bullet point on page eight of the Prospectus (money market and debt mutual funds, short term debt instruments, short term government securities and corporate bonds, bank deposits, commercial paper, cash in bank accounts in U.S. Dollars and ETFs) will be principal investments of the Fund.  If the Fund intends to invest in such instruments on a principal basis, please disclose each strategy and the attendant risks of such investments in Item 4 disclosure in the Fund Summary section of the Prospectus.

  RESPONSE:  The Registrant has revised the applicable disclosure to clarify that such investments will be made only for managing the Fund’s cash balances.

22.    COMMENT: Please represent supplementally the percentage limitation with respect to lending of portfolio securities.  If the Fund may lend securities in excess of 20% or more of the Fund’s average daily net assets, please include disclosure regarding securities lending in Item 4 disclosure in the Fund Summary section of the Prospectus.

  RESPONSE:  The Fund does not currently intend to lend securities in excess of 20% of the Fund’s average daily net assets.  Accordingly, the Registrant has not included disclosure regarding securities lending in Item 4 disclosure in the Fund Summary.

U.S. Securities and Exchange Commission
July 11, 2011

23.    COMMENT: Please revise “Common Stock Risk” to state that common stock is subordinate to debtors of the company in the event of a bankruptcy or insolvency of the issuer.

  RESPONSE: The Registrant has revised the applicable disclosure.

24.     COMMENT:  Please confirm that all risks under “Additional Information Regarding Principal Risk Factors” are principal risks.  If not all risks disclosed under this subheading are principal risks, please break out this section into principal and non-principal risks.

  RESPONSE:  The Registrant confirms that all risks disclosed in the above captioned section are principal risks of investing in the Fund.

25.    COMMENT:  Please discuss supplementally whether “Initial Public Offerings Risks” is a principal risk of investing in the Fund.  If so, please include disclosure regarding investments in initial public offerings and the attendant risks in Item 4 disclosure in the Fund Summary section of the Prospectus.

  RESPONSE: The Registrant has revised the applicable disclosure to include initial public offerings in the Item 4 disclosure in the Fund Summary section.

26.    COMMENT:  With respect to the “Related Performance of the Adviser” section, please explain supplementally: (a) the meaning of the statement that the performance information in this section is “provided by the Adviser” and discuss whether such statement is meant to limit the liability of the Fund for disclosure in the Fund’s registration statement; (b) explain the basis for the Fund’s inclusion of the related performance information in the Fund’s prospectus (i.e. whether the Fund is relying on no action relief received from the Chief Counsel’s Office or relying on current no action relief); (c) the role of Mr. Shah by explaining the meaning of the statement that the portfolio managers are “guided” by Mr. Shah, describing the extent to which Mr. Shah acts as portfolio manager for either Fund and reconciling such role with disclosure in the section that the Fund and the Indian Domestic Fund have “separate portfolio” managers.

RESPONSE:  The Registrant has removed the proposed “Related Performance of the Adviser” section in the Prospectus.

27.    COMMENT:  Under “Fund Expenses” on page 15 of the Prospectus, please delete the reference to a “waiver” of expenses by the Adviser.  Because the Adviser may recoup waived expenses, the Expense Cap may not be characterized as a “waiver.”  Please delete all such references throughout the Prospectus.

RESPONSE:  Registrant has revised the applicable disclosure.

U.S. Securities and Exchange Commission
July 11, 2011

28.    COMMENT:   In the “General Information” section on page 16 of the Prospectus, in the first paragraph, please delete the last sentence of the first paragraph or explain how the Fund’s ability to calculate its NAV when the NYSE is closed complies with Rule 22c-1.

RESPONSE:  Registrant notes that many mutual funds, including other series of the Registrant, began to include this disclosure in their prospectuses following the tragic events of September 11, 2001.  The Fund further notes that no series of the Registrant has had to rely on this disclosure yet.  The Fund (like other series of the Registrant), nonetheless, plans to include it to provide a basis for the Fund’s transactions in the case of extraordinary circumstances.  The Registrant asserts that the disclosure on its face does not present a compliance issue under Rule 22c-1 as Rule 22c-1(b) provides that the Fund will compute its net asset value per share at the specific time or times during the day determined by the Fund’s board with the exception of, among other things, those days listed in the prospectus.

29.    COMMENT:  In the “General Information” section under “When and How NAV is Determined,” on page 18 of the Prospectus, please revise the first paragraph to clarify that the Fund fair values securities “under the supervision of the Board of Trustees.”

  RESPONSE:  Registrant respectfully declines the Staff’s comment because the disclosure provided satisfies the requirements of Item 11 of new Form N-1A.

30.     COMMENT:  Under “Organization,” on page 34 of the Prospectus, please supplement the general reference that the Fund does not expect to hold shareholders meetings “unless required by federal or Delaware law” with an explanation of when such meetings are required under such laws.

 RESPONSE:  The Registrant respectfully declines this comment because such disclosure is not required by Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

31.    COMMENT:  Please distinguish between the Fund’s principal and non-principal strategies and confirm that all principal strategies are summarized in the Fund’s Prospectus.

RESPONSE:  Registrant distinguishes between the Fund’s principal and non-principal strategies on page 1 of the Fund’s SAI.  Registrant confirms that all principal strategies are summarized in the prospectus.

32.    COMMENT:  In the “Illiquid Securities” section, on page 20 of the SAI, please revise the disclosure to state that the Fund will not “hold” more than 15% of its assets in illiquid securities.  Please also discuss the steps the Adviser will take to reduce its holdings if the Fund has more than 15% of its assets in illiquid securities.

U.S. Securities and Exchange Commission
July 11, 2011

RESPONSE:  The Registrant respectfully declines the Staff’s comment because the disclosure provided satisfies the requirements of Item 16 of new Form N-1A.

33.     COMMENT:  Under “Investment Limitations” on page 24 of the SAI, please state the Fund’s percentage limitation with respect to borrowing money.  Alternatively, please insert a paragraph in the SAI under “Investment Policies and Risks” disclosing the Fund’s policies with respect to borrowing.

  RESPONSE:  The Registrant  has inserted a paragraph under “Investment Policies and Risks” disclosing the Fund’s policies with respect to borrowing.

34.    COMMENT:  Under “Investment Limitations” on page 24 of the SAI, please state the Fund’s percentage limitation with respect to reverse repurchase agreements under “1. Borrowing Money” or, alternatively, please discuss reverse repurchase agreements in the SAI under “Investment Policies and Risks.”

RESPONSE:  The Fund’s policy with respect to reverse repurchase agreements is disclosed under “G. Leverage Transactions” in the “Investment Policies and Risks” section of the SAI.  The Registrant has revised the applicable disclosure to include the percentage limitation with respect to reverse repurchase agreements.

35.    COMMENT:  Please state whether the Fund may pledge its assets to secure borrowings.  If so, please disclose the operating policy and the percentage limitation of total assets that may be pledged.

  RESPONSE:  As disclosed in the SAI, Registrant may not borrow money, except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.  That limit is currently 33 1/3% of Registrant’s total assets.  Borrowings include assets pledged to secure borrowings.  Registrant currently does not intend to pledge assets to secure borrowings.

36.    COMMENT:  Please note that the Fund’s SAI does not limit the Fund’s ability to leverage its portfolio (to 5% - 10%).  It is the Staff’s position that, in the absence of such a limit in the SAI, the Fund may leverage its portfolio (up to 33 1/3%) and, therefore, should disclose in (Item 4) Principal Investment Strategies section that the Fund may employ leverage.  Alternatively, please disclose in the SAI that the Fund will not purchase additional securities while outstanding borrowing exceeds 5% of the Fund’s average daily net assets.

RESPONSE:  The Fund currently does not intend to employ leverage as a principal investment strategy.  Therefore, the Registrant has revised the applicable disclosure under “G. Leverage Transactions.”

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U.S. Securities and Exchange Commission
July 11, 2011

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

●	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

●	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9187.

Kind regards,

/s/ Francine J. Rosenberger

Francine J. Rosenberger